Exhibit 4.13

HUT 8 MINING CORP.

Management’s Discussion and Analysis

For the year ended December 31, 2020

Hut 8 Mining Corp.
Management’s Discussion and Analysis
For the year ended December 31, 2020

Introduction

This Management’s Discussion and Analysis (“MD&A”) is dated March 24, 2021 and should be read in conjunction with the audited consolidated financial statements and Annual Information Form for the year ended December 31, 2020 and 2019 of Hut 8 Mining Corp. each of which is available on SEDAR at www.sedar.com (“Hut 8” or the “Company”).

In this MD&A, unless the context otherwise requires, all references to “we”, “us”, “our”, “Hut 8”, and “the Company” refer to Hut 8 Mining Corp. and its subsidiaries, all references to “digital assets” refer to bitcoin and all references to “Management” refer to the directors and executive officers of the Company.

Unless otherwise stated, results are reported in Canadian dollars. The Company applies International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board and interpretations issued by the IFRS Interpretations Committee. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. The results presented in the MD&A are not necessarily indicative of the results that may be expected for any future period.

Cautionary Note Regarding Forward-Looking Information

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement.

Inherent in forward-looking statements are risks, uncertainties and other factors beyond the Company’s ability to predict or control. Such risks include, without limitation, credit risks; fluctuating interest rates; the Company not being able to meet its financial obligation as they become due; changes in foreign exchange rates; concentration of exposures within the same category; fluctuation in the price of bitcoin and the speculative nature of bitcoin; the security of bitcoin networks; and the Company’s dependence on the price of bitcoin. For a complete list of the factors that could affect the Company, please make reference to those risk factors referenced in “Risk Factors” of the Annual Information Form of the Company dated March 24, 2021. Readers are cautioned that such risk factors, uncertainties and other factors are not exhaustive. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement. Specifically, this MD&A includes, but is not limited to, forward-looking statements regarding: the growth of the Company; the Company’s implementation of its business plan; the Company’s ability to meet its working capital needs at the current level for the next twelve-month period; revenue expectations; management’s outlook regarding future trends; sensitivity analysis on financial instruments, which may vary from amounts disclosed; and general business and economic conditions.

All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly, or otherwise revise, any forward-looking statements, whether as a result of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make any further updates.

Hut 8 Mining Corp.
Management’s Discussion and Analysis
For the year ended December 31, 2020

Non-IFRS Measures

This MD&A makes reference to certain measures that are not recognized under IFRS and do not have a standardized meaning prescribed by IFRS. They are therefore unlikely to be comparable to similar measures presented by other companies. The Company uses non-IFRS measures including “EBITDA,” “EBITDA margin,” “Adjusted EBITDA,” “Adjusted EBITDA margin,” “Mining Profit,” and “Cost per Bitcoin” as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from Management’s perspective.

Throughout this MD&A, the following terms are used, which do not have a standardized meaning under IFRS.

EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortization)

●	“EBITDA” represents net income or loss excluding net finance income or expense, income tax or recovery, depreciation, and amortization.

●	“Adjusted EBITDA” represents EBITDA adjusted to exclude share-based compensation, fair value loss or gain on revaluation of digital assets, write-offs, and costs associated with one-time transactions (such as listing fees).

●	“Adjusted EBITDA Margin” represents Adjusted EBITDA as a percentage of revenue.

EBITDA is used to show ongoing profitability without the impact of non-cash accounting policies, capital structure, and taxation. This provides a consistent comparable metric for profitability.

“Mining Profit” represents gross profit (revenue less cost of revenue), excluding depreciation. “Mining Profit Margin” represents Mining Profit as a percentage of revenue. Mining Profit and Mining Profit Margin show the cash expenses against the revenue without the impact of non-cash accounting policies such as depreciation.

“Cost per Bitcoin” represents cost of revenue excluding depreciation, divided by the number of bitcoin mined in the period. This metric is commonly referenced in the bitcoin mining industry and, in Management’s estimation, is important to gain an understanding of the profitability in reference to the price of bitcoin.

Hut 8 Mining Corp.
Management’s Discussion and Analysis
For the year ended December 31, 2020

Company

Hut 8 is a bitcoin mining company with industrial scale operations in Alberta, Canada. Hut 8 provides investors with an opportunity to have direct exposure to bitcoin through both its bitcoin mining operation and by holding its bitcoin balance. By owning Hut 8, investors are provided an option to avoid the technical complexity or constraints of purchasing the underlying cryptocurrency. Investors avoid the need to create online wallets, wire money offshore, and safely store their bitcoin.

For its mining activities, Hut 8 utilizes the BlockBox Data Center AC (“BlockBox”) which is modular, portable, and more easily upgradeable to the next generation of silicon technology. The BlockBox is customizable to difference types of mining equipment.

The Company was incorporated under the laws of the Province of British Columbia on June 9, 2011. Its registered office is located at Suite 2500, Park Place, 666 Burrard St, Vancouver, BC, Canada V6C 2X8, and the corporate headquarters are located at 130 King St. W, Suite 1800, Toronto, ON, Canada, M5X 2A2. The Company’s financial year ends on December 31. The Company’s common shares are listed under the symbol “HUT” on the Toronto Stock Exchange and as “HUTMF” on the OTCQX Exchange.

Industry Overview

Bitcoin

Bitcoin is a digital currency that allows peer-to-peer transactions globally over the internet. Bitcoin is independent of any central authority, such as a bank or government. Instead, bitcoin is governed by a pre- programmed algorithm called Secure Hash Algorithm 256 (SHA-256) that is backed by millions of computers across the world called “miners”. Bitcoin miners record transactions and check their authenticity. While fiat currencies are controlled by central banks and governments, bitcoin miners are spread out across the world and store transactions on the blockchain (described further below) which is a digital public ledger that can be accessed by anyone. This global and transparent system is referred to as decentralized control as the management of bitcoin does not have a central point of failure or attack.

Unlike fiat currencies, which have an unlimited supply which is controlled by governments and central banks, the supply of bitcoin is controlled by the SHA-256 to keep its availability scarce and total supply fixed. To date, approximately 18.5 million bitcoin exist and only 21 million bitcoin will ever exist. It is expected that all bitcoin will be mined by 2140. Due to the scarcity and computational power required to mine bitcoin, it is often referred to as “digital gold”.

Blockchain

The bitcoin blockchain is a cloud-based digital public ledger where bitcoin transactions are grouped together and represented as a block in a network chain, containing all relevant transaction details. The bitcoin blockchain is maintained by a community of miners. All transactions on the blockchain are transparent and designed to make it extremely difficult to add, remove or change data without being detected by users.

Bitcoin Mining

Mining is the process of verifying bitcoin transactions by solving a computationally difficult encrypted code, called a “hash”. The hash rate is the number of attempts at solving the encryption code the equipment can process per second. Miners use equipment that produces a high hash rate, as it results in more attempts at solving the encrypted code. The average hash rate for a two-week period determines the network difficulty rate, which is set every two weeks. The network difficulty is a measure of how difficult it is to solve a block. This computational process of decrypting the code through hashing is referred to as proof of work. Bitcoin miners use Application Specific Integrated Circuit (“ASIC”) computing chips to compete with each other to correctly solve the encryption code.

Hut 8 Mining Corp.
Management’s Discussion and Analysis
For the year ended December 31, 2020

The power and efficiency of the ASIC chip to produce a high number of hashes is essential to successfully mining. When a miner is successful in solving the code, a block containing transactions is validated and incorporated into the blockchain resulting in an economic incentive payment for the miner in the amount of 6.25 newly minted bitcoins plus potential transaction fees. This incentive payment halves every four years, the most recent of which occurred on May 11, 2020.

When mining Bitcoin, Hut 8 measures the output to process in computer hash rates. For example, one PH/s processes one quadrillion hashes per second that constantly attempts to solve the bitcoin cryptology code and receive the bitcoin incentive payment.

Hut 8 Custody of Bitcoin

For the protection of its bitcoin on behalf of shareholders, Hut 8 does not self-custody its bitcoin. Instead, Hut 8 uses the services of BitGo Trust Company Inc. (“BitGo”). BitGo has US$100 million of insurance backing its digital asset custody and one of the highest levels of regulatory certifications in the market. Hut 8 utilizes both cold and hot storage for bitcoin with BitGo. Hut 8 has in place sufficient internal controls and processes with respect to the storage and transfer of bitcoin which includes multiple layers of approvals. The Company does not detail this internal control process due to confidentiality and security concerns.

Hut 8 continues to explore new ways to enhance the custody of its bitcoin and improve security for shareholders.

Summary

Fiscal 2020 was a year of transition for Hut 8 and the bitcoin industry in general. The first three quarters of 2020 were difficult for many bitcoin mining companies, including Hut 8, as the industry experienced a significant decline in the bitcoin price in mid-March to below US$4,000 and the bitcoin halving event that occurred in mid-May, 2020, where the bitcoin block reward decreased from 12.5 to 6.25 bitcoins per block (the “Bitcoin Halving Event”). Despite this, the institutional interest grew throughout 2020 and into 2021. For the 2020 calendar year, the bitcoin price increased by 303% (compared to the 2019 calendar year) while the network difficulty rate only increased by 35%, with most of the increase in bitcoin price taking effect in the last quarter of 2020, marking a positive close to the year for the industry.

Hut 8 focused in early 2020 to restructure its agreements with Bitfury Holding B.V. (“Bitfury”), which beneficially owns in the aggregate approximately 20.95% of the common shares of Hut 8 as of the date of the MD&A, to provide the Company more autonomy and the ability to purchase bitcoin mining equipment from any manufacturer. There was also a transition during the year to transfer all the site operations form being run externally by Bitfury, to bringing all operations and staff in house to Hut 8. This reduced costs significantly for the Company and also increased the quality and control of the Company’s operation.

The Company also closed an oversubscribed prospectus offering for gross proceeds of $8.3 million on June 25, 2020. The net proceeds of this offering were used to purchase latest generation equipment from MicroBT, a prominent bitcoin manufacturer, and was installed between September 2020 and January 2021.

Hut 8 also became the first Company to successfully exit the TSX SandBox program (the “TSX Sandbox”), after being the first Company to enter the TSX SandBox in 2019, thereby solidifying the Company’s status as a TSX listed company. Shortly after, on December 31, 2020, Hut 8 appointed Jaime Leverton as CEO who has a strong track record in the datacentre space and technology.

Hut 8 saw a strong start to 2021 with the bitcoin price increasing by an additional 90% from December 31, 2020, while the network difficulty increased by only 15%. On January 13, 2021, the Company further strengthened its balance sheet through the closing of a $77.5 million offering with institutional investors. Hut 8 also fully repaid its debt with Genesis Global Capital, LLC (“Genesis”) of US$20 million and all bitcoin collateral was returned. The Company began to further leverage its balance sheet by announcing a yield account with Genesis where Hut 8 is able to earn 4% in annual interest from 1,000 bitcoin.

Hut 8 Mining Corp.
Management’s Discussion and Analysis
For the year ended December 31, 2020

During a time in the industry where bitcoin mining equipment manufacturers are constrained by supply, the Company was able to announce equipment financing to purchase 5,400 M30S units that is planned to be delivered between January 2021 and June 2021, of which 400 units have already been installed in January 2021.

In Management’s view, for fiscal 2020 Hut 8 maintained its strategy to continue to modernize its bitcoin mining production and hold as much bitcoin as possible on its balance sheet.

Selected Annual Financial Information

	Year ended December 31,
	2020	2019	2018
Revenue	$40,710,527	$81,990,119	$49,439,100
Site operating costs	(39,727,850)	(45,448,549)	(24,873,528)
Mining profit	982,677	36,541,570	24,565,572
Mining profit margin	2%	45%	50%

Depreciation	(21,264,918)	(33,053,597)	(47,018,781)
Gross profit	$(20,282,241)	$3,487,973	$(22,453,209)
Gross profit margin	-50%	4%	-45%

Expenses	(3,385,163)	(6,120,347)	(8,791,314)
Gain (loss) on use of digital assets	2,815,342	4,143,311	(4,039,713)
Revaluation of digital assets	13,713,962	4,273,686	(13,822,974)
Listing and qualifying transaction	-	-	(1,151,401)
Net operating income (loss)	(7,138,100)	5,784,623	(50,258,611)

Write-down	-	-	(85,404,592)
Net finance expense	(2,440,866)	(4,784,817)	(872,103)
Foreign exchange gain (loss)	408,832	1,198,011	(678,495)
Other gain (loss)	13,161,581	(67,247)	448,264
Net income before tax	$3,991,447	$2,130,570	$(136,765,537)

Deferred income tax recovery	15,048,707	-	-

Net income (loss)	$19,040,154	$2,130,570	$(136,765,537)

Adjusted EBITDA	$(2,144,836)	$33,523,508	$19,291,271
Adjusted EBITDA margin	-5%	41%	39%
Net income (loss) per share - basic and diluted	$0.20	$0.02	$(2.43)

Hut 8 Mining Corp.
Management’s Discussion and Analysis
For the year ended December 31, 2020

Selected Quarterly Financial Information

	Three-month ended December 31,
	2020	2019
Revenue	$12,986,235	$14,857,843
Site operating costs	(10,607,444)	(11,075,926)
Mining profit	2,378,791	3,781,917
Mining profit margin	18%	25%

Depreciation	(3,752,319)	(8,518,790)
Gross profit	$(1,373,528)	$(4,736,873)
Gross profit margin	-11%	-32%

Expenses	(1,171,053)	(1,602,629)
Gain (loss) on use of digital assets	1,014,358	(1,290,219)
Revaluation of digital assets	-	(3,969,403)
Net operating income (loss)	(1,530,223)	(11,599,124)

Net finance expense	(531,512)	(1,272,651)
Foreign exchange gain	1,181,546	494,664
Other gain (loss)	13,161,581	(1,018,306)
Net income (loss) before tax	$12,281,392	$(13,395,417)

Deferred income tax recovery	15,048,707	-
Net income (loss)	$27,330,099	$(13,395,417)

Adjusted EBITDA	$1,403,196	$2,855,529
Adjusted EBITDA margin	12%	19%
Net income (loss) per share - basic and diluted	$0.28	$(0.17)

Assets

	December 31,	December 31,
	2020	2019
Total assets	$145,202,333	$71,237,244

Total non-current financial liabilities	$-	$19,807,075

Hut 8 Mining Corp.
Management’s Discussion and Analysis
For the year ended December 31, 2020

 DIVIDENDS

Hut 8 has never paid dividends. Payment of any future dividends, if any, will be at the discretion of the Hut 8 Board after taking into account many factors, including operating results, financial condition, and current and anticipated cash needs. All of the common shares in the capital of Hut 8 will be entitled to an equal share in any dividends declared and paid on a per share basis.

Discussion of Operations for the 2020 Year

For the year ended December 31, 2020, the Company mined 2,798 bitcoin, resulting in revenue generation of $40.7 million combined with hosting revenue, compared with the prior year of 8,618 bitcoin mined with revenue of $82.0 million. The reason for the significant decrease was due to a difficult year for bitcoin (particularly in the first three quarters) which included a price collapse in mid-March, which was largely attributable to the COVID-19 related activities that affected all bitcoin miners, as well as the Bitcoin Halving Event which occurred on May 11, 2020, effectively cutting down the bitcoin production for every miner in half. After the Bitcoin Halving Event, there was little to no improvement in bitcoin mining economics until the final quarter of 2020.

The Company also made changes on site as they moved all of the Clarke chips, the latest generation of Bitfury bitcoin mining chips, from Drumheller to Medicine Hat which caused some down time in mining, but allowed for better mining economics for the Company. The bitcoin mining economics improved as the Company brought together their most efficient bitcoin mining equipment to Medicine Hat, where Hut 8 has their lowest electricity price. There were also periods of Fiscal 2020 where Hut 8 was operating at an unprofitable or breakeven level; however, by the end of the 2020, Hut 8 was operating at fully capacity and was profitable on all generations of bitcoin mining equipment.

The site operating costs for the year were $39.7 million, a 13% reduction from the prior year operating costs of $45.4 million. The costs incurred related to the Company’s mining activity in 2020 was 2,798 bitcoin when compared to the prior year bitcoin mined of 8,618 bitcoin. The average cost of mining each bitcoin for the year was $14,195, compared to the prior year of $5,273, calculated by dividing site operating costs by the number of bitcoin mined for the given year. As at December 31, 2020, the cost of mining each bitcoin increased as the network difficulty and the bitcoin price increased from the prior year. The cost per bitcoin is expected to increase during periods where output is reduced due to periods of lower bitcoin mining economics, as fixed costs become a larger portion of overall costs. This caused mining profit margin to decrease to 3% from the prior year of 45%.

Depreciation was reduced significantly by 36% to $21.3 million from the prior year amount of $33.0 million. The cause of this decrease was because many of the first generation chips that the Company purchased came to the end of their two year useful life set for accounting purposes. Although the chips are through their useful life and the infrastructure is halfway through its useful life, as at December 31, 2020, they were operating on full on a profitable basis. This caused the gross profit margin to reduce to negative 49% in 2020 from 4% for fiscal 2019.

During the tight bitcoin economics of 2020, Hut 8 focused on maintaining a lean operation, and reduced expenses by 45% on a corporate level from $6.1 million in 2019 to $3.4 million in 2020. A large part of this decrease was due to share based capital gain of $0.3 million in 2020 due to the recovery of share based compensation from a prior officer and director stepping down, and a share based capital expense of $2.9 million for 2019.

The Company was able to maintain a $2.8 million gain on the use of digital assets, which consists solely of bitcoin, throughout the year despite a volatile bitcoin price by strategically timing any sale of such digital asset. This compared to the prior year gain on the use of digital assets of $4.1 million.

The unrealized gain on digital assets increased by 221% to $13.7 million in 2020 from $4.3 million in 2019 due to the increase in the bitcoin price, but also did not include a $45.7 million unrealized gain on Hut 8’s bitcoin holdings that wasn’t recognized on the income statement, but instead was accounted for directly through Other Comprehensive Income on the equity section of the Company’s balance sheet.

The Company reduced its net finance expense by 49% to $2.4 million in 2020 from $4.8 million in 2019 primarily due to the reduction of the interest rate and finance expenses related to Hut 8’s bitcoin collateralized loan. This loan was with Galaxy Digital Lending Services LLC (“Galaxy”) for most of 2019 and was refinanced with Genesis where the Company was able to lower the overall fees.

Hut 8 Mining Corp.
Management’s Discussion and Analysis
For the year ended December 31, 2020

Hut 8 recognized negative $2.1 million in Adjusted EBITDA which was from the first three quarters of Fiscal 2020, and a positive $1.4 million in Adjusted EBTIDA was recognized in Q4-2020.

Below is a bitcoin price chart and mining difficulty for the year ended December 31, 2020 (reference https://coinmarketcap.com/currencies/bitcoin):

The Company recorded net income for the year ended December 31, 2020 of $19.0 million (December 31, 2019 – $2.1 million) which was primarily due to the reversal of impairment charges recognized in prior years with the bitcoin mining economics improved drastically since Q4-2020, and a deferred income tax recovery related to the unrealized gain on bitcoin revaluation.

Selected Quarterly Information

The following table summarizes the Company’s financial information for the last eight quarters:

All amounts in 000’s, except for share figures

	Mar 31 2019 Q1	June 30 2019 Q2	Sep 30 2019 Q3	Dec 31 2019 Q4	Mar 31 2020 Q1	June 30 2020 Q2	Sep 30 2020 Q3	Dec 31 2020 Q4
Revenue	$12,102	$28,280	$26,750	$14,858	$12,740	$9,230	$5,755	$12,986
Net income (loss)	(9,511)	30,226	(5,189)	(13,395)	(10,230)	2,840	(900)	27,330
Net income (loss) per share:
basic	(0.13)	0.38	(0.06)	(0.17)	(0.11)	0.03	(0.01)	0.28
diluted	n.a.	0.38	n.a.	n.a.	n.a.	0.03	n.a.	0.28

Hut 8 Mining Corp.
Management’s Discussion and Analysis
For the year ended December 31, 2020

See below for the calculation of Adjusted EBITDA for the most recent eight quarters:

All amounts in 000’s, except per share figures

	Mar 31 2019 Q1	Jun 30 2019 Q2	Sep 30 2019 Q3	Dec 31 2019 Q4	Mar 31 2020 Q1	June 30 2020 Q2	Sep 30 2020 Q3	Dec 31 2020 Q4
Net income (loss)	$(9,511)	$30,226	$(5,189)	$(13,395)	$(10,230)	$2,840	$(900)	$27,330

Add/(deduct):
Net finance costs	1,184	1,205	1,123	1,273	649	693	568	532
Depreciation and amortization	8,178	8,178	8,178	8,519	7,009	6,958	3,545	3,752
Stock-based compensation	1,102	655	670	478	(708)	60	168	195
Revaluation of digital assets	(1,043)	(17,255)	10,052	3,972	1,282	(9,418)	(5,578)	-
Gain/loss on use of digital assets	253	(5,169)	(515)	1,288	(914)	(689)	(198)	(1,014)
Foreign exchange	(489)	(585)	370	(494)	2,354	(1,073)	(509)	(1,182)
Other one-off items	-	-	-	197	-	542	-	-
Other gains or losses	(951)	-	-	1,018	-	-	-	(13,162)
Deferred income tax recovery	-	-	-	-	-	-	-	(15,049)
Adjusted EBITDA(1)	$(1,277)	$17,256	$14,689	$2,856	$(558)	$(86)	$(2,904)	$1,403

(1)	A non-IFRS measure defined above

The bitcoin mining industry does not typically have seasonality; however, the Company may have fluctuations at certain times in the year related to its electricity prices. The Company’s operations are solely out of Alberta, Canada where 42MW of power is directly from a power purchase agreement with the City of Medicine Hat and the remainder is from the Alberta electricity grid. Due to the changing weather in Alberta and seasonal electricity needs, time periods of extreme cold or extreme hot weather may result in higher electricity costs. Hut 8 manages electricity costs to avoid peak prices and is constantly monitoring its operations to maximize efficiency.

During the year ended December 31, 2020, the Company incurred $18.64 million in electricity cost for its City of Medicine Hat site and $14.54 million for its Drumheller site. The below chart shows the effect on operations and profitability of the Company if the average cost of electricity were to increase by 10%, 20%, and 30%.

Sensitivity Analysis	2020 Actual	+10%	+20%	+30%
Electricity cost	33,180,786	36,498,865	39,816,944	43,135,022
Gross loss	(20,282,241)	(23,600,320)	(26,918,398)	(30,236,477)
% change		16%	33%	49%
Net income	19,040,154	15,722,075	12,403,997	9,085,918
% change		-17%	-35%	-52%

Hut 8 Mining Corp.
Management’s Discussion and Analysis
For the year ended December 31, 2020

Significant Agreements

On November 29, 2017, the Company entered into a Master Data Centre Purchase Agreement (the “MPA”) with Bitfury. The MPA governs the terms and conditions for the purchase from Bitfury of certain equipment (the “Data Centres”) used for the purpose of running diverse cryptographic hash functions in connection with the mining of cryptocurrency. The MPA is for a term of five years, with two successive renewal terms of one year each.

Concurrent with the MPA, on November 29, 2017, the Company entered into a Master Service Agreement (the “MSA”) with Bitfury. In accordance with the MSA, Bitfury shall provide the management, maintenance, support, logistics and operational services (the “Services”) required to run the Data Centres. The MSA is for a term of five years, with two successive renewal terms of one year each.

On February 21, 2020, the Company and Bitfury agreed to amend these key agreements, with the intent of reducing operating costs and providing more autonomy to Hut 8 in managing its operations. Hut 8 will have improved flexibility to work with outside equipment vendors and Bitfury will have the ability to work with other miners in North America as well. On August 4, 2020 and September 2, 2020, Hut 8 completed the transfers of its City of Medicine Hat and Drumheller sites, respectively, from Bitfury.

The Company entered into definitive agreements with the City of Medicine Hat (“CMH”) for the supply of electric energy, and the lease of land upon which Hut 8 is constructed its mining facilities. For electricity, an Electricity Supply Agreement (“ESA”) was executed, whereby CMH will provide electric energy capacity of approximately 67 MW to the new Hut 8 facilities, which in conjunction with the Company’s approximate 40 MW in operation in Drumheller, will allow Hut 8 to operate at 107 MW in total. The ESA and the land lease have a concurrent term of 10 years. The minimum payments on the land lease are $1,395 per month up to December 31, 2027.

Liquidity and Capital Resources

As at December 31, 2020, the Company had a working capital surplus of $75.7 million (December 31, 2019 - $21.8 million) and shareholders’ equity of $115.6 million.

Net cash used in operating activities was $1.3 million, which does not include the bitcoin mined but not yet converted to cash. Cash used in investing activities amounted to $7.1 million which was used for the purchase of new generation miners for the City of Medicine Hat facility. Cash provided by financing activities was $8.3 million, mostly from the public offering completed on June 25, 2020, for gross proceeds of $8,338,161 (the “Offering”) and exercise of warrants (as defined below) issued from the Offering.

As at December 31, 2020, the Company had cash on hand of $2.8 million (December 31, 2019 - $2.9 million) and digital assets of $102.0 million (December 31, 2019 - $27.3 million).

On February 18, 2020, the Company completed a loan extension with Genesis for $6,615,500 (US$5,000,000). The loan bears interest at 9.85% per annum, payable monthly, and matures on Feb 18, 2021. 100% of the loan is collateralized with bitcoin that has been transferred to Genesis. If the collateralized value of the bitcoin drops below 90% of the loan, additional bitcoin will be sent to Genesis to bring the collateral level back to 100%. Conversely, if the collateralized bitcoin value goes over 110% of the loan, bitcoin will be returned to the Company as long as the 100% collateral level remains satisfied. These funds were used to repay the loan with Bitfury.

On June 25, 2020, the Company completed the Offering, and, with the underwriters exercising their over- allotment option, issued 5,750,456 units (“Unit”) at a price of $1.45 per Unit for gross proceeds of $8,338,161. Each unit comprises of one common share (each a “Common Share”) and one Common Share purchase warrant of the Company (each a “Warrant”). Each Warrant entitles the holder thereof to acquire one additional common share of the Company at an exercise price of $1.80 per share at any time for a period of 18 months. The Warrants are determined at $2,635,544 under the related fair value approach using the Black-Scholes Option Pricing model based on the following assumptions: expected life of 1.5 years, interest rate of 0.30%, volatility of 128% and dividend yield of 0%. The Company paid commissions and fees totaling $843,541 and issued 345,027 broker warrants with a fair value of $127,986. The broker warrants are determined using the Black-Scholes Option Pricing model based on the following assumptions: expected life of 2 years, interest rate of 0.30%, volatility of 118% and dividend yield of 0%.

Hut 8 Mining Corp.
Management’s Discussion and Analysis
For the year ended December 31, 2020

On July 13, 2020, the Company successfully renegotiated key terms of the loans with Genesis. The interest rate on the full amount of the loan, US$20 million, was reduced to 8.00% from 9.85% per annum. The bitcoin collateral required increased from 85% of the loan value to 95%. Additionally, if the price of bitcoin drops below US$6,500, the bitcoin collateral will automatically drop to 80% of the loan value, while interest rate adjusts to 10.00% per annum until the bitcoin price once again increases above US$6,500. The loan will continue indefinitely with Genesis being able to call the loan with five months’ notice, while the Company will have the option to repay with one month’s notice and no prepayment penalty. This loan was fully repaid on February 12, 2021 and all bitcoin collateral was returned.

On January 6, 2021, Hut 8 announced a yield account where Hut 8 will provide Genesis with a 1,000 bitcoin unsecured loan with an interest rate of 4% per annum.

On January 13, 2021, Hut 8 closed a private placement of equity securities for gross proceeds of $77.5 million and consisted of the sale of 15,500,000 common shares and warrants to purchase up to 7,750,000 common shares at a purchase price of $5.00 per share and associated warrant. Each warrant will entitle the holder to purchase one common share at an exercise price of $6.25 per common share at any time prior to the second anniversary of the issuance date.

Off-Balance Sheet Arrangements

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Financial Instruments and Business Risks

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below.

Credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and deposits and prepaid expenses. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions.

For the protection of its bitcoin on behalf of shareholders, Hut 8 does not self-custody its bitcoin. Instead, Hut 8 uses the services of BitGo Trust Company Inc. (“BitGo”). BitGo has US$100 million of insurance backing its digital asset custody and one of the highest levels of regulatory certifications in the market.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk is limited and only relates to its ability to earn interest income on cash balances nominated in foreign currency at variable rates. Changes in short term interest rates will not have a significant effect on the fair value of the Company’s cash account.

Hut 8 Mining Corp.
Management’s Discussion and Analysis
For the year ended December 31, 2020

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company currently settles its financial obligations out of cash and cash equivalents and digital assets. The Company has a planning and budgeting process to help determine the funds required to support the Company’s normal spending requirements on an ongoing basis and its expansionary plans.

As at December 31, 2020 the contractual maturities of financial liabilities, including estimated interest payments are as follows:

	Carrying amount	Contractual cash flows	Within 1 year	1 to 2 years	2 to 5 years	5+ years
Accounts payable and accrued liabilities	$3,890,512	$3,890,512	$3,890,512	$-	$-	$-
Loans payable and interest	25,464,000	27,501,120	27,501,120	-	-	-
Lease commitments	292,942	630,363	17,577	17,577	52,731	542,478
	$29,647,454	$32,021,995	$31,409,209	$17,577	$52,731	$542,478

Foreign Currency Risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. Currency risk arises from financial instruments (including cash and cash equivalents) that are denominated in a currency other than Canadian dollars, which represents the functional currency of the Company. The Company’s functional currency is the Canadian dollar and most purchases are transacted in Canadian dollars. The Company has also transacted in US Dollars to purchase mining equipment from Bitfury and with loans payable denominated in US Dollars. Management currently does not hedge its foreign exchange risk.

Concentration Risk

Concentration risk arises as a result of the concentration of exposures within the same category, whether it is geographical location, product type, industry sector or counterparty type. Currently, the Company has its investment highly concentrated in a single asset, bitcoin. The Company tracks the market price of bitcoin, less the Company’s liabilities and expenses, by investing in the assets of the company in bitcoin.

Price Volatility Risk

The Company is at risk due to a wide fluctuation in the price of bitcoin, the speculative nature of the underlying asset, and negative media coverage. Downward pricing of bitcoin may adversely affect investor confidence, and subsequently, the value of the Company’s bitcoin inventory, its stock price, and profitability.

Security Risk

Bitcoins are controllable only by the possessor of both the unique public key and private key relating to the local or online digital wallet in which the bitcoins are held. The bitcoin network requires a public key relating to a digital wallet to be published when used in a spending transaction and, if keys are lost or destroyed, this could prevent trading of the corresponding bitcoins.

Hut 8 Mining Corp.
Management’s Discussion and Analysis

For the year ended December 31, 2020

Security breaches, computer malware and computer hacking attacks have been a prevalent concern in the bitcoin exchange market since the launch of the bitcoin network. Any security breach caused by hacking could cause loss of bitcoin investments.

Bitcoin Network Risk

The open-source structure of the bitcoin network protocol means that the core developers of the bitcoin network and other contributors are generally not directly compensated for their contributions in maintaining and developing the bitcoin network protocol. A failure to properly monitor and upgrade the bitcoin network protocol could damage the bitcoin network.

Digital Assets and Risk Management

Digital assets are measured using level two fair values, determined by taking the rate from Coinmarketcap.com.

Digital asset prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation, and the global political and economic conditions. The profitability of the Company is directly related to the current and future market price of bitcoin; in addition, the Company may not be able liquidate its inventory of digital assets at its desired price if required. A decline in the market price for bitcoin could negatively impact the Company’s future operations. The Company has not hedged the conversion of any of its sales of bitcoin.

Bitcoin has a limited history and the fair value historically has been volatile. Historical performance of bitcoin is not indicative of its future price performance. The Company’s digital assets currently solely consist of bitcoin.

Related Party Transactions

See the consolidated financial statements for the year ended December 31, 2020, for related party transactions with respect to share issuances.

During the year ended December 31, 2020, the Company was charged $2,350,392 (2019 - $19,913,152) in site operating costs by Bitfury. The reduction in cost is the result of the Company taking over the site management from Bitfury. As at December 31, 2020, $754,737 (2019 - $394,732) was owed to Bitfury, which has been included in accounts payable.

The Company also made payment to Andrew Kiguel, the previous CEO, through his numbered corporation 1138029 B.C. Ltd, a one-time $500,000 consulting fee to assist with the transition to the Interim CEO.

These transactions were made on terms equivalent to those that prevail in arm’s length transactions.

Hut 8 Mining Corp.
Management’s Discussion and Analysis

For the year ended December 31, 2020

Critical Accounting Estimates and Accounting Policies

The following are the estimates and assumptions that have been made in applying the Company’s accounting policies that have the most significant effect on the amounts in the unaudited condensed consolidated interim financial statements:

i.	Fair value measurement of stock options and broker warrants

The Company measures the cost of equity-settled transaction by reference to the fair value of the equity instruments at the date on which they are granted. Estimating fair value requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires the determination of the most appropriate inputs to the valuation model including the expected life of the broker warrants, volatility and dividend yield and making assumptions about them.

ii.	Revenue recognition

The Company recognizes revenue from the provision of transaction verification services within the bitcoin blockchain, and as consideration for these services, the Company receives bitcoin. Revenue is measured based on the fair value of the bitcoin received. The fair value is determined using the closing bitcoin price each day per Coinmarketcap. The Company is relying on the data available at Coinmarketcap to be an accurate representation of the closing price for the digital assets.

iii.	Fair value of digital assets

Digital assets, consisting solely of bitcoin, are measured at fair value using the quoted price on Coinmarketcap. Management considers this fair value to be a level two input under IFRS 13 Fair Value Measurement fair value hierarchy as the price on this source represents an average of quoted prices on multiple digital currency exchanges. The bitcoin is valued based on the closing price obtained from Coinmarketcap at the reporting period corresponding to the digital assets mined by the Company.

The Company’s determination to classify its holding of bitcoin as current assets is based on management’s assessment that its bitcoin held can be considered a commodity and the availability of liquid markets to which the Company may sell a portion or all of its holdings.

iv.	Non-monetary transactions

Non-monetary transactions for the exchange of bitcoin for various goods and services are measured at the fair value determined from the exchange amount. Fair value of the bitcoin is determined at the time of transaction.

v.	Share based transactions

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

The Company issued broker warrants as part of brokered private placement offering for common shares. Broker warrants are measured at fair value at the date of the offering and accounted for as a separate component of shareholders’ equity. When the broker warrants are exercised, the proceeds received together with the related amount allocated as a separate component of shareholders’ equity are allocated to capital stock. If the broker warrants expire unexercised, the related amount separately allocated to shareholders’ equity is allocated to contributed surplus.

Hut 8 Mining Corp.
Management’s Discussion and Analysis
For the year ended December 31, 2020

vi.	Useful life of mining equipment

Management is depreciating mining equipment using a straight-line basis, with a useful life of:

Seacan containers and supporting infrastructure	4 years

Mining servers	2 years

The mining equipment is used to generate bitcoin. The rate at which the Company generates digital assets and, therefore, consumes the economic benefits of its mining equipment are influenced by several factors including, but not limited to, the following:

•	The complexity of the mining process which is driven by the algorithms contained within the digital assets open source software; and

•	Technological obsolescence reflecting rapid development in the mining machines such that more recently developed hardware is more economically efficient to run in terms of digital assets mined as a function of operating costs, primarily power costs (ie., the speed of mining machines evolution in the industry) is such that later mining machine models generally have faster processing capacity combined with lower operating costs and a lower cost of purchase.

Based on the Company and the industry’s limited history to date, management is limited by the market data available. Furthermore, the data available also includes data derived from the use of economic modelling to forecast future digital assets and the assumptions included in such forecasts, including digital asset’s price and network difficulty, and derived from management’s assumptions. Based on current data available, management has determined that the straight-line method of amortization best reflects the current expected useful life of mining equipment. Management will review their estimates at each reporting date and will revise such estimates as and when data become available. Management will review the appropriateness of its assumption related to residual value at each reporting date.

vii.	Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. The Company has not recognized the value of any deferred tax assets in its statements of financial position.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained based on its technical merits. The Company measures and records the tax benefits from such a position based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company’s estimated liabilities related to these matters are adjusted in the period in which the uncertain tax position is effectively settled, the statute of limitations for examination expires or when additional information becomes available. The Company’s liability for unrecognized tax benefits requires the use of assumptions and significant judgment to estimate the exposures associated with our various filing positions. Although the Company believes that the judgments and estimates made are reasonable, actual results could differ and resulting adjustments could materially affect our effective income tax rate and income tax provision.

The Company has earned bitcoin from the commercial activity of bitcoin mining. The Company has followed the published Canada Revenue Agency (“CRA”) view that bitcoin is a commodity and inventory of the business, the value of which is included in the calculation of taxable income from the business. Bitcoin is valued in accordance with Section 10 of the Income Tax Act. Revenue from bitcoin mining is included in taxable income when the bitcoin earned is sold or exchanged for cash or another asset. There is uncertainty regarding the taxation of cryptocurrency and the CRA may assess the Company differently from the position adopted. This could result in additional current taxes payable with equal offset to deferred tax expense.

Hut 8 Mining Corp.
Management’s Discussion and Analysis
For the year ended December 31, 2020

Capital Management

The Company’s capital currently consists of Common Shares. The Company’s capital management objectives are to safeguard its ability to continue as a going concern and to have sufficient capital to be able to identify, evaluate and then acquire an interest in a business or assets. The Company does not have any externally imposed capital requirements to which it is subject. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares.

Management’s Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting

Management is committed to delivering timely and accurate disclosure of all material information.

Disclosure controls and procedures ensure that reporting requirements are satisfied, and that material information is disclosed in a timely manner. Due to the limitation on the ability of the officers to design and implement cost-effective policies for disclosure controls and procedures and internal control over financial reporting, the officers are not making representations that such controls and procedures would identify and allow for reporting material information on a timely basis, nor are they representing that such procedures are in place that provide reasonable assurance regarding the reliability of financial reporting.

However, as permitted for TSX issuers, the CEO and CFO individually have certified that after reviewing the consolidated financial statements for the years ended December 31, 2020 and 2019 and this MD&A of the Company, there are no material misstatements or omissions, and the filing materially presents the consolidated financial position and consolidated results of operations and cash flows for the year ended December 31, 2020 and all material subsequent activity up to March 24, 2021.

The CEO and CFO are responsible for establishing and maintaining disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICFR”), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the Company.

The Company’s CEO and CFO certify that: (i) the control framework the Company’s CEO and CFO used to design the Company’s ICFR is The Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework issued on May 14, 2013; (ii) there is no material weakness relating to the design of ICFR or limitation on the scope of the design of the DC&P and ICFR; and (iii) there has been no material change in the Company’s design of the ICFR that occurred during the year ended December 31, 2020 which has materially affected, or is reasonably likely to materially affect the Company’s ICFR.

Share Capital

As of the date of this MD&A, the Company has issued, and outstanding share capital comprised of 118,480,078 Common Shares, 646,667 stock options, 11,490,727 warrants, and 3,313,334 restricted share units.

Additional information and other publicly filed documents relating to the Company are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”), which can be accessed at www.sedar.com.